Exhibit 99.9

Deloitte LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada Tel: 604-669-4466 Fax: 778-374-0496 www.deloitte.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-165812 and No. 333-168847 on Form S-8 and No. 333-205869 on Form F-10/A of our report dated March 9, 2015 (October 15, 2015 as to Note 23), relating to the consolidated financial statements of Westport Innovations Inc. and subsidiaries (“Westport”), and our report dated March 9, 2015 (July 23, 2015 as to the effects of the material weakness described in the Management’s Annual report on Internal Control over Financial Reporting (revised)) relating to internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of Westport’s internal control over financial reporting because of a material weakness), appearing in this Annual Report Amendment No. 2 on Form 40-F/A of Westport for the year ended December 31, 2014.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

October 15, 2015